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							November 22, 2005



Postal Code 20549-0303

Via Facsimile (202) 508-4321and U.S. mail

Louis A. Bevilacqua
Thelen, Reid & Priest LLP
701 Eighth Street NW
Washington, DC 20001
Fax 202.508.4321

Re:	UPSNAP, Inc.
	Schedule 14F-1
	Filed November 16, 2005

	File No. 005-80551

Dear Mr. Bevilacqua:

Pursuant to our telephone conversation this afternoon, we have the following comment on your filing.

1. Please amend your Schedule 14F-1 to include a full description of the transactions that occurred prior to the Share Exchange, including the name change and the filings in the State of Nevada.
Your disclosure should explain the connection between the events described in the definitive Schedule 14C and the transaction described in the Schedule 14F-1. You should also explain supplementally why neither the preliminary nor the definitive information statements mentioned the acquisition reported on the Schedule 14F-1 despite the apparent connection between the events reported on both types of filings.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate; provide a basis for such belief to the staff in the response letter. Please contact me at (202) 551-3267 if you have any questions.

							Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers and
							   Acquisitions